EXHIBIT (a)(1)(xi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below) and the provisions herein are subject in their entirety to the provision of the U.S. Offer (as defined below). The U.S. Offer is made solely pursuant to the U.S. Offer to Purchase dated February 7, 2023 and the related Acceptance for Series B Shares and ADS Letter of Transmittal and any amendments or supplements thereto. The U.S. Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the U.S. Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the U.S. Offer be made by a licensed broker or dealer, the U.S. Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser. Separate offering documents relating to the Mexican Offer (as defined below) are being published in Mexico.

Notice of Offer to Purchase for Cash

All Outstanding Series B Shares Including Series B Shares Represented By American Depositary Shares

of

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

at

Ps.24.52 PER SERIES B SHARE

and

THE U.S. DOLLAR EQUIVALENT OF Ps.122.6 PER AMERICAN DEPOSITARY SHARE

Pursuant to the U.S. Offer to Purchase Dated February 7, 2023 by

BANCO SANTANDER, S.A.

Banco Santander, S.A., a company organized under the laws of the Kingdom of Spain (“Purchaser”), is making an all cash tender offer pursuant to an offer to purchase (the “U.S. Offer to Purchase”), in addition to a concurrent separate all cash tender offer on equivalent terms (the “Mexican Offer,” and together with the U.S. Offer (as defined below), the “Offers”) pursuant to other offering documents presented before the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (“CNBV”), to acquire all the issued and outstanding (i) Series B shares (the “Series B Shares”) of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (the “Company”) and (ii) American Depositary Shares (each of which represents five Series B Shares) of the Company (the “ADSs,” and together with the Series B Shares, the “Shares”), in each case other than any Series B Shares or ADSs owned directly or indirectly by Purchaser, for Ps.24.52 in cash per Series B Share, or the U.S. dollar equivalent of Ps.122.6 (based on the U.S.$/Ps. exchange rate on the Expiration Date (as defined below) as published in the Mexican Federal Official Gazette (Diario Oficial de la Federación) by the Mexican Central Bank (Banco de México)) in cash per ADS (the “U.S. Offer Price”), without interest, upon the terms, and subject to the conditions, set forth in the U.S. Offer to Purchase and the related materials, including the acceptance for Series B Shares (the “Acceptance for Series B Shares”) and the related letter of transmittal for ADSs (the “ADS Letter of Transmittal”) which, together with any amendments or supplements, collectively constitute the “U.S. Offer.” Tendering securityholders whose Shares are registered in their names and who tender directly to Purchaser will not be charged brokerage fees or similar expenses on the sale of Shares for cash pursuant to the U.S. Offer. Tendering securityholders whose Shares are registered in the name of their broker, bank or other nominee should be responsible for any fees or commissions in connection with such tender. The ADSs were issued under a facility created pursuant to the Amended and Restated Deposit Agreement, dated as of October 1, 2022, by and among the Company, Citibank, N.A., as ADS Depositary (the “Depositary”), and all holders and beneficial owners from time to time of ADSs issued thereunder (such Amended and Restated Deposit Agreement, as further amended or amended and restated from time to time, the “Deposit Agreement”). If you are not a U.S. holder, you may not tender your Series B Shares into the U.S. Offer. All capitalized terms not otherwise defined herein are defined in the U.S. Offer to Purchase.

The U.S. Offer to Purchase relates to the U.S. Offer and is being sent to all holders of Series B Shares that are residents of, or located in, the United States and to all holders of ADSs, wherever located. Separate offering documents relating to the Mexican Offer are being published in Mexico and made available to all holders of Series

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B Shares that are not residents of the United States. IF YOU ARE NOT A U.S. HOLDER, YOU MAY NOT TENDER YOUR SERIES B SHARES INTO THE U.S. OFFER. ADSs MAY NOT BE TENDERED IN THE MEXICAN OFFER.

THE U.S. OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME (THE “EXPIRATION TIME”), ON MARCH 8, 2023, UNLESS THE U.S. OFFER IS EXTENDED OR EARLIER TERMINATED (AS EXTENDED, THE “EXPIRATION DATE”)

Following the Offers, Purchaser intends to (i) deregister the Series B Shares from the Mexican National Securities Registry (Registro Nacional de Valores), maintained by the CNBV, and delist the Series B Shares from the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) , and (ii) remove the ADSs from listing on the New York Stock Exchange and, if at any time after completion of the U.S. Offer the Series B Shares are held of record by fewer than 300 persons, remove the Shares from registration under Sections 12(g) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the United States Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to the Company’s stockholders. The Schedule 14D-9 will include important information, and should be read carefully and in their entirety before any decision is made with respect to the U.S. Offer.

The U.S. Offer is subject to conditions, including (i) all governmental approvals and authorizations required in connection with the Offers shall have been obtained and shall have not been revoked or amended, modified or supplemented in any way that could reasonably be expected to materially impede or interfere with, delay, postpone or materially and adversely affect the completion of the Offers, (ii) the absence of any governmental, judicial, legislative or regulatory developments (or threat thereof) that would adversely impact the ability to consummate the Offers or which entail additional risks, (iii) the absence of any material adverse change (or any condition, event or development involving a prospective change) in the business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, licenses, franchises, permits, permit applications, results of operations, cash flows or prospects of the Company or any of its subsidiaries and (iv) other conditions as set forth in “The U.S. Offer—Section 11—Conditions to the U.S. Offer” of the U.S. Offer to Purchase. Purchaser reserves the right to waive any condition.

Any extension, termination or amendment of the U.S. Offer will be followed by a public announcement thereof no later than 9:00 a.m., New York City time, on the next U.S. business day after the day on which the U.S. Offer was scheduled to expire.

In order to validly tender Shares in the U.S. Offer, you must follow the procedures set forth in “The U.S. Offer—Section 3—Procedures for Accepting the U.S. Offer and Tendering Shares” of the U.S. Offer to Purchase.

Upon the terms and subject to the conditions of the U.S. Offer (including, if the U.S. Offer is extended or amended, the terms and conditions of any such extension or amendment), and the satisfaction or waiver (if waivable) of all the U.S. Offer Conditions discussed in “The U.S. Offer—Section 11. Conditions to the U.S. Offer” and provided that the U.S. Offer has not been terminated by the Expiration Time on the Expiration Date, Purchaser will, promptly after the Expiration Time on the Expiration Date, accept for payment all Series B Shares and ADSs validly tendered and not properly withdrawn prior to the Expiration Time on the Expiration Date pursuant to the U.S. Offer to Purchase. Purchaser will pay for such Series B Shares and ADSs promptly (and in any event within three (3) U.S. business days) following the Acceptance Time. The date and time of Purchaser’s acceptance for payment of all Shares validly tendered and not properly withdrawn pursuant to the U.S. Offer to Purchase is referred to as the “Acceptance Time.”

Pursuant to the Mexican Securities Market Law (as defined in the U.S. Offer to Purchase), unless all Shares of the Company are tendered in the Offers, Purchaser and the Company will incorporate a repurchase trust (fideicomiso) (a “Repurchase Trust”) on the date of the cancellation of the registration of the Company’s Series B Shares with the Mexican National Securities Registry of the CNBV. Holders of Series B Shares that remain outstanding following completion of the Offers will have the right, but not the obligation, to sell their Series B Shares to the Repurchase Trust at any time during a period of six (6) months from the date the Repurchase Trust is incorporated for the same cash consideration that they would have received during the Mexican Offer in respect of their Series B Shares (the “Statutory Sell-out”). Purchaser intends to treat the Statutory Sell-out procedure described below as a six-month subsequent offering period to the U.S. Offer pursuant to Rule 14d-11 promulgated under the Exchange Act. Under Mexican law and regulations, the Statutory Sell-out will not be treated as a tender offer in Mexico or a subsequent offering period of the Mexican Offer.

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The Company intends to direct the Depositary to terminate the Deposit Agreement following completion of the initial offer period (the “Deposit Agreement Termination”). Pursuant to the terms of the Deposit Agreement, the Depositary may choose to sell to the Repurchase Trust during the term of the Statutory Sell-out any Series B Shares underlying ADSs that remain outstanding after the Deposit Agreement Termination Date (used as such term is defined in the U.S. Offer to Purchase). Any such sales to the Repurchase Trust would be for the same cash consideration in Mexican pesos that would have been paid in respect of such Series B Shares during the Mexican Offer, which the Depositary would then convert into U.S. dollars and hold un-invested for the pro rata benefit of holders of the ADSs then outstanding upon the terms of the Deposit Agreement (net of applicable fees, taxes and expenses), as set forth therein.

Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the U.S. Offer, regardless of any extension of the U.S. Offer or any delay in making such payment. All U.S. dollar payments to tendering holders of ADSs pursuant to this U.S. Offer to Purchase will be rounded to the nearest whole cent.

You may withdraw Series B Shares/ADSs tendered in the U.S. Offer at any time prior to the Expiration Time on the Expiration Date and, if we have not accepted your Series B Shares/ADSs for payment by April 8, 2023 (which is the 60th day after the date of the commencement of the U.S. Offer), you may withdraw them at any time after that date until we accept Series B Shares/ADSs for payment. If there is a Statutory Sell-out and you decide to sell your Series B Shares thereunder, you will not be able to withdraw or revoke such sale following execution of a purchase agreement (contrato de compraventa).

To withdraw Series B Shares tendered in the U.S. Offer, you must cause the applicable Indeval participant (which may be their securities intermediary or a Mexican subcustodian) through which you tendered your Series B shares to complete, sign and submit a form of withdrawal to Casa de Bolsa Santander while you still have the right to withdraw the ADSs. To withdraw ADSs tendered in the U.S. Offer, you must deliver an executed written notice of withdrawal, or a facsimile of one, with the required information to the Tender Agent while you still have the right to withdraw the ADSs. If you tendered your ADSs via DTC’s ATOP system, you need to contact your broker, dealer, commercial bank, trust company or other securities intermediary, and have such securities intermediary process your withdrawal. See “The U.S. Offer—Section 4. Withdrawal Rights” for a more detailed discussion of the withdrawal rights.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Series B Shares/ADSs, including questions as to the proper completion of any Acceptance for Series B Shares/ADS Letter of Transmittal, Notice of Guaranteed Delivery or other required documents and as to the proper form of transfer of any Shares, will be determined by Purchaser in its sole and absolute discretion, which determination will be final and binding on all parties.

Generally, if you are a U.S. Holder (as defined in the U.S. Offer to Purchase), the sale of your Series B Shares or ADSs pursuant to the U.S. Offer will be a taxable transaction for United States federal income tax purposes. Further, the sale of your Series B Shares or ADSs pursuant to the U.S. Offer will be a taxable transaction for Mexican federal income tax purposes. See “The U.S. Offer—Section 5. Certain U.S. and Mexican Federal Income Tax Consequences.” We urge holders of Series B Shares or ADSs to consult their tax advisors about the tax consequences of the U.S. Offer in light of their particular circumstances. The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 promulgated under the Exchange Act is contained in the U.S. Offer to Purchase and is incorporated herein by reference.

The U.S. Offer to Purchase and the related documents filed with the SEC in connection with the U.S. Offer contain important information, and should be read carefully and in their entirety before any decision is made with respect to the U.S. Offer.

Questions and requests for assistance and copies of the U.S. Offer to Purchase and all other tender offer materials may be directed to the Information Agent, at its address and telephone numbers set forth below and will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than as described under “The U.S. Offer—Section 14. Fees and Expenses” of the U.S. Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the U.S. Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

The Information Agent for the U.S. Offer is:

Morrow Sodali LLC

509 Madison Avenue

New York, NY 10022

Email: opasantander@investor.morrowsodali.com

Call toll-free at (800) 662-5200 (in North America)

or +1 (203) 658-9400 (outside of North America)

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